UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Telefónica: Closing of the transaction related to T. Móviles del Uruguay	2

TELEFÓNICA, S.A. (“Telefónica”) in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Further to the communication dated May 21, 2025 Telefónica informs that, once the corresponding regulatory authorizations have been obtained and after the fulfilment of the agreed conditions, Telefónica Hispanoamérica, S.A., a wholly owned subsidiary of Telefónica, S.A., has transferred today 100% of the share capital of Telefónica Móviles del Uruguay S.A., to Millicom Spain, S.L., for a transaction amount (firm value) of USD 440 million (approximately EUR 377 million at the current exchange rate).
The closing of the transaction implies a reduction of the Telefónica Group’s net financial debt of approximately EUR 384 million.
As previously communicated, this transaction is part of the Telefónica Group’s asset portfolio management policy and is aligned with its strategy of reducing exposure in Hispanoamerica.

Madrid, October 7, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	October 7, 2025	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors